[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT]


March 11, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Withdrawal of Registration Statement No. 333-53263
         --------------------------------------------------

Ladies and Gentlemen:

          On behalf of NationsBanc Mortgage Securities Corporation (formerly known as Nations Mortgage Securities Corporation), the registrant (the "Registrant") of the above-referenced Registration Statement filed on Form S-3 on May 21, 1998 (the "Registration Statement"), we request that the Registration Statement be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933, as amended.

          The purpose of the Registration Statement was to facilitate the offering of pass-through certificates backed by residential mortgages originated by affiliates of the Registrant's ultimate parent, NationsBank Corporation. Subsequent to the filing of the Registration Statement, NationsBank Corporation merged with BankAmerica Corporation. BankAmerica Corporation is the ultimate parent of an already existing registrant, the corporate purpose of which is to act as a depositor for mortgage pass-through certificates backed by substantially similar residential mortgage loans originated by affiliates of BankAmerica Corporation. Therefore, the Registrant wishes to withdraw the Registration Statement because the need for it no longer exists.

          If you have any questions regarding this withdrawal request, please contact the undersigned at 212-504-6136.


                                Very truly yours,

                                /s/  Jordan M. Schwartz

                               Jordan M. Schwartz

JS/dj

cc:  Mark W. Green, Esq.
     Assistant Director
     Division of Corporate Finance
     Teresa A. Bryce, Esq.